E:	Lou@bevilacquapllc.com

T:	202.869.0888 (ext. 100)

W:	bevilacquapllc.com

June 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Conlon Danberg
Katherine Bagley

Re:	Energy Exploration Technologies, Inc.
Offering Statement on Form 1-A
Filed May 13, 2025
File No. 024-12616

Ladies and Gentlemen:

On behalf of our client, Energy Exploration Technologies, Inc. (the “Company”), we hereby submit the Amendment No. 1 to the Company’s Offering Statement on Form 1-A (the “Offering Statement”), and related responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Offering Statement set forth in the Staff’s letter dated May 27, 2025. For the convenience of the Staff, each of the comments set forth in the Staff’s letter is included herein and followed by a corresponding response from the Company. Unless the context indicates otherwise, references in this letter to “we”, “us”, and “our” refer to the Company on a consolidated basis.

Offering Statement on Form 1-A filed May 13, 2025

Cover Page

1.	We note that you are offering certain investors who subscribe early in the offering Bonus Shares representing bonuses of either 20% or 10% depending on whether the aggregate of the gross proceeds raised at the time of the subscription is less than $5,000,000 or $10,000,000, respectively. Given that you are offering bonus securities to encourage early investment, it appears the offering of all securities will not be commenced within two calendar days following the qualification date of your filing, and therefore, this may be a delayed offering, which is not permitted by Regulation A. Please explain how your transaction structure complies with Rule 251(d)(3) of Regulation A, or revise your bonus share structure so that it does not constitute a delayed offering.

Response: We have revised the Offering Statement and the bonus share structure described therein as requested by the Staff.

Use of Proceeds, page 31

2.	Please note here, as you do elsewhere in the Offering Circular, that: (i) investor funds received in the offering will be allocated on a fixed 86.7%/13.3% basis such that 86.7% of each dollar invested will be applied to the purchase of newly issued shares from the Company and 13.3% of each dollar invested will be applied to the purchase of shares from your Selling Shareholder; (ii) you will not receive any portion of the proceeds from the sale of shares by your Selling Shareholder; and (iii) the proceeds from such sales will be received by a legal entity owned and operated by your Chief Executive Officer.

Response: We advise the Staff that Egan Global Management, LLC is no longer participating as a selling shareholder in the offering described in the Offering Statement. As such, all references to its participation have been removed from the Offering Statement.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

General

3.	We note that your website contains a “watch video” link, and that this video includes a statement that “if you’re interested in becoming part of the electric vehicle revolution, invest in EnergyX.” We also note that, in addition to being available on your website, this video is available on YouTube. Please ensure that your website and YouTube channel comply with the requirements of Rule 255 of Regulation A, including appropriate legends and hyperlinks. In this regard, you include a disclaimer at the bottom of your website related to offers to buy securities in your company, but there is no hyperlink to your current offering circular, and we were unable to find a disclaimer or hyperlink on your YouTube video. As a related matter, we note that you have an “invest” button on your website that redirects to a page indicating the company “do[es] not have any investment rounds planned,” but gives potential investors the ability to “reserve” an amount for their investment. Please revise or remove the information on your “invest” page about your planned investment rounds to be consistent with your current offering statement, and ensure that the page complies with the requirements of Rule 255.

Response: We acknowledge the Staff’s comment and have removed the referenced video from both our website and YouTube channel. In addition, we have revised our ‘Invest’ page and updated the relevant disclaimers to address the issues noted.

* * *

If you would like to discuss any of our responses to the Staff’s comments or any other matters related to the Offering Statement, please contact Louis A. Bevilacqua at (202) 869-0888 (ext. 100) or Patrick G. Costello at (202) 869-0888 (ext. 130).

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc: Teague Egan, Chief Executive Officer